787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 2, 2014

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Confidential Submission of Draft Form S-1 by HealthEquity, Inc.

Ladies and Gentlemen:

On behalf of HealthEquity, Inc. (the “Company”), we submit herewith on a confidential basis with the staff (the “Staff”) of the Securities and Exchange Commission a draft Registration Statement on Form S-1 relating to the initial public offering of the Company’s shares of common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended January 31, 2014, its most recently completed fiscal year, were less than $1 billion. Please note this information is disclosed in the Company’s income statement included in the Registration Statement on page F-5. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

We are submitting the Registration Statement solely for the information of and confidential review by the Staff and we understand that it will not be available for public inspection.

Should members of the Staff have any questions or comments concerning the submission, please contact Gordon R. Caplan of this office or the undersigned at (212) 728-8000.

NEW YORK        WASHINGTON         PARIS         LONDON         MILAN         ROME         FRANKFURT         BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

April 2, 2014

Very truly yours,

/s/ Morgan D. Elwyn

Morgan D. Elwyn, Esq.

Enclosure

cc:	Jon Kessler, President and Chief Executive Officer, HealthEquity, Inc.

Frode Jensen, Counsel, HealthEquity, Inc.

Darcy Mott, Chief Financial Officer, HealthEquity, Inc.

Gordon R. Caplan, Esq.